SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February 2008

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

PORTUGAL TELECOM, SGPS, S.A.

Public Company

Registered Office: Avenida Fontes Pereira de Melo, 40, Lisboa

Share Capital: 30,774,000 Euros

Registered with the Commercial Registry of Lisbon and

Corporation no. 503 215 058

NOTICE

In accordance with the law and the Articles of Association, I hereby call a General Meeting of the Shareholders of Portugal Telecom, SGPS, S.A. at the Company’s registered office, located at Avenida Fontes Pereira de Melo, no. 40, in Lisbon, on 28 March 2008, at 2:00 (two) p.m., with the following agenda:

AGENDA

1:                   To resolve on the management report, balance sheet and accounts for the year 2007;

2:                   To resolve on the consolidated management report, balance sheet and accounts for the year 2007;

3:                   To resolve on the proposal for application of profits;

4:                   To resolve on a general appraisal of the company’s management and supervision;

5:                   To resolve on the ratification of the appointment of new members of the Board of Directors to complete the 2006-2008 term of office;

6:                   To resolve on the acquisition and disposal of own shares;

7:                   To resolve on a reduction of the share capital of up to 3,077,400 Euros for the purpose of releasing excess capital in connection with a share buyback programme, through the cancellation of up to 102,580,000 shares representing up to10% of the share capital to be acquired as a result of the implementation of this resolution, as well as on related reserves, and on the corresponding amendment to paragraphs 1 and 2 of article 4 of the Articles of Association, in order to complete the share buyback programme included in the shareholder remuneration package announced in February 2007 by the Board of Directors during the Public Tender Offer that had been launched over the the Company;

8:                   To resolve, pursuant to paragraph 4 of article 8 of the Articles of Association, on the parameters applicable in the event of any issuance of bonds convertible into shares that may be resolved upon by the Board of Directors;

9:                   To resolve on the suppression of the pre-emptive right of shareholders in the subscription of any issuance of convertible bonds as referred to under item 8 hereof as may be resolved upon by the Board of Directors;

10:             To resolve on the issuance of bonds and other securities, of whatever nature, by the Board of Directors, and namely on the fixing of the value of such securities in accordance with paragraph 3 of article 8 and subparagraph 1, e) of article 15 of the Articles of Association;

11:             To resolve on the acquisition and disposal of own bonds and other own securities;

12:             To resolve on the remuneration of the members of the Compensation Committee.

In the event the General Meeting is unable to resolve on any of the matters on de the agenda due to a lack of required share capital representation, I hereby call the shareholders to meet pursuant to a Second Call on 14 April 2008, at 2:00 (two) p.m, at the Company’s registry office.

The proposals to be submitted by the Board of Directors to the General Meeting, the reports that must be attached to the same according to the law and all other preparatory information, including, since the date hereof, the full text of the proposed amendments to the Articles of Association, shall be made available to the Shareholders, within the period provided by law, at the Company’s headquarters and on the Internet site www.telecom.pt.

Article 13 of the Articles of Association of Portugal Telecom, SGPS, S.A., on the participation in and exercise of voting rights at a General Meeting of Shareholders, is set forth below.

“Article 13

Participation and Voting Rights

1. Only shareholders with voting rights shall be entitled to attend a General Meeting of Shareholders.

2. Shareholders intending to participate in a General Meeting of Shareholders must provide evidence, no later than five working days prior to the relevant meeting, of the deposit of their shares in a book-entry securities account.

3. Holders of shares with certificates, where legally permitted, who intend to participate in a General Meeting of Shareholders must either have their shares registered in their name on the Company’s share registry, no later than five working days prior to the date scheduled for the meeting, or provide evidence, by the same date, of the deposit thereof with a financial intermediary that legally replaces such register.

4. For the purposes of the provisions of paragraphs two and three above, the shares must remain inscribed or registered in the name of the Shareholder at least until the time of adjournment of the General Meeting of Shareholders.

5. To each 500 shares shall correspond one vote, and Shareholders having less than such number of shares may form a group so that, jointly and arranging to be represented by one of the group’s members, they make up the number of shares required to exercise voting rights.

6. The exercise of voting rights by correspondence or electronic means may cover all matters included in the notice, under the terms and conditions therein established.

7.  The terms and conditions for the exercise of vote by correspondence or by electronic means shall be established by the Chairman of the General Meeting in the respective call, so as to ensure its authenticity, regularity, safety, trustfulness and confidentiality until the voting takes place. In either case, the Chairman of the General Meeting shall receive a communication made by the relevant shareholder, together with simple signature accompanied with a photocopy of the shareholder’s identity card or, in the case of corporations, together with a legally acknowledged signature. In order to ensure confidentiality, these documents shall be addressed to the Chairman of the General Meeting in a closed envelope which shall only be opened at the counting of the votes.

8. The votes cast by correspondence or by electronic means shall be considered as votes against the resolution proposals presented after such votes are cast.

9. The attendance to the General Meeting of a shareholders who has exercised his/her voting rights by correspondence or by electronic means, or the attendance of his/her representative, shall cause the revocation of the vote cast by those means.

10. Votes cast by a holder of ordinary shares, on his own account or through a representative, in his own name or as the representative of another shareholder, when exceeding ten per cent of the company’s total voting stock, shall not be counted.

11. For the purposes of this article, shares shall be deemed to belong to the Shareholder if held by persons in the situations contemplated by article 20 of the Portuguese Securities Code, and the limit for each person covered shall be proportional to the number of votes cast by such person.

12. The limit set out in paragraph ten above shall apply to all resolutions, including those requiring a qualified majority.

13. In the case of joint ownership of shares, only the common representative, or a representative of the latter, may participate in a General Meeting of Shareholders.

14. The limitations set forth in the foregoing paragraphs shall apply to any usufructuaries and pledgees of shares.

15. In the context of ADR (American Depositary Receipt) or GDR (global Depositary Receipt) representing shares of the Company, owners of ADRs or GDRs shall be deemed to be shareholders, in accordance with the following paragraph, and the entity in whose name the underlying shares are registered shall be deemed to be a mere representative.

16. By virtue of the foregoing paragraph:

a) The provisions of article three hundred eighty-five of the Portuguese Companies Code shall apply to the entity in whose name the shares serving as a basis for the issue of ADR or GDR programmes are inscribed as a representative;

b) The limitation on the counting of votes as established under the law or the Articles of Association shall refer to votes cast on behalf of each ADR or GDR owner, as to whom the provisions of paragraph eight shall be considered, and each such owner shall be subject to the provisions of article twelve.

17. The limitation on the counting of votes cast by an entity on behalf of another shall not apply to entities in whose name shares of the Company serving as a basis for the ADR or GDR programme are registered.

18. For the purposes of participation in and exercise of voting rights at a General Meeting of Shareholders, the owners of ADRs or GDRs must comply with the provisions of this article.”

Representation of Shareholders

Shareholders may arrange to be represented at a General Meeting pursuant to the provisions of article 380 of the Portuguese Companies Code, and as an instrument of representation a signed letter addressed to the Chairman of the General Meeting of Shareholders will be sufficient.

The letters of representation of shareholders as referred to in the foregoing paragraph, as well as the letters of shareholders who are corporations conveying the name of the person who will represent them and the instruments of shareholder groupings, shall be addressed to the Chairman of the General Meeting of Shareholder ( * ) no later than 5:00 p.m. on 25 March 2008.

Declaration of the financial intermediary

Shareholders, if they wish, may delegate to the Company the request for issuance of the declaration of the financial intermediary entrusted with the registration of their shares, and for such purpose they shall grant the required powers by means of a document addressed to the Chairman of the General Meeting of Shareholders ( * ), to be received no later than 5:00 p.m. on 6 March 2008.

Shareholders may access the form that will be available for such purpose, beginning 9:00 a.m. on 29 February 2008, on the Internet site www.telecom.pt.

Voting by correspondence

Shareholders with voting rights as referred to above may, in accordance with article 22 of the Portuguese Securities Code, exercise such rights by correspondence, provided that, no later than 5:00 p.m. on 6 March 2008, the Chairman of the General Meeting of Shareholders ( * ) receives a communication, with a legally acknowledged signature (or, in the case of individuals, with a simple signature accompanied by a photocopy of the relevant identity card), which communication shall set out the address to which voting papers and other documentation should be sent. In reply, the Company will send out the relevant voting papers and other documentation, and such shareholder must send to the Chairman of the General Meeting of Shareholders ( * ), such that the Chairman receives it no later than 5:00 p.m. on 25 March 2008, a closed envelope containing the duly completed voting papers.

As an alternative, shareholders may also download the voting papers from the Internet site www.telecom.pt and send the same, addressed to the Chairman of the General Meeting of Shareholders ( * ), duly completed and in a closed envelope, such that they are received, together with an envelope containing the photocopy of the identity card (or, in the case of shareholders who are corporations, a legally acknowledged signature), no later than 5:00 p.m. on 25 March 2008.

Only the votes of shareholders as to whom the declaration of the financial intermediary entrusted with the registration of the relevant shares has been received no later than 5:00 p.m. on 20 March 2008 will be considered.

Voting by electronic means

Shareholders with voting rights may also vote through the Internet site www.telecom.pt, in accordance with the requirements established thereon, provided that, no later than 5:00 p.m. on 6 March 2008, the Chairman of the General Meeting of Shareholders ( * ) receives a communication, prepared in accordance with the form made available on that same Internet site, which communication must contain a legally acknowledged signature (or, in the case of individuals, a simple signature accompanied by a photocopy of the relevant identity card), and set out the mailing address to which the shareholder wishes that the password to be made available by the Company to be sent.

Such shareholders may exercise their voting rights between midnight (0 hours) on 12 March 2008 and 5:00 p.m. on 25 March 2008.

Only the votes of shareholders as to whom the declaration of the financial intermediary entrusted with the registration of the relevant shares has been received no later than 5:00 p.m. on 20 March 2008 will be considered.

Counting of votes

Votes exercised both by correspondence and by electronic means shall be considered at the time of the counting of votes, by adding the same to those cast in the course of the General Meeting of Shareholders.

(*)	Chairman of the General Meeting of Shareholders:
	Mailing Address:	Avenida Fontes Pereira de Melo, nº 40-10º piso, 1069-300 Lisboa
	Telephone:	+ 351 800 207 369
	Fax:	+ 351 21 500 18 90
	E-mail:	assembleia-ptsgps@telecom.pt

Lisbon, 13 February 2008.

The Chairman of the General Meeting of Shareholders

António Manuel da Rocha e Menezes Cordeiro

ANNUAL GENERAL MEETING OF SHAREHOLDERS

PORTUGAL TELECOM, SGPS, S.A.

28 March 2008

PROPOSAL OF THE BOARD OF DIRECTORS

ITEM 7 ON THE AGENDA:

(To resolve on a reduction of the share capital of up to 3,077,400 Euros for the purpose of releasing excess capital in connection with a share buyback programme, through the cancellation of up to 102,580,000 shares representing up to10% of the share capital to be acquired as a result of the implementation of this resolution, as well as on related reserves, and on the corresponding amendment to paragraphs 1 and 2 of article 4 of the Articles of Association, in order to complete the share buyback programme included in the shareholder remuneration package announced in February 2007 by the Board of Directors during the Public Tender Offer that had been launched over the Company)

Whereas:

A)                    The Board of Directors announced, in the final report on the opportunity and conditions of the Public Tender Offer for the shares representing the Company’s share capital launched in 2006 by the companies Sonaecom, SGPS, S.A. e Sonaecom, B.V., its intention to implement a share buyback programme, in the amount of 2.1 billion Euros (“share buyback”) within the shareholder remuneration package that was then proposed by the Board of Directors;

B)                      Following such announcement, the Annual General Meeting of 27 April 2007 approved the reduction of the share capital in the amount of up to 65,191,463.05 Euros through the cancellation of up to 186,261,323 shares representing up to 16.5% of the Company’s share capital, to be acquired under the share buyback;

C)                      In order to implement such resolution, 103,056,500 ordinary shares, representing 9.13% of the Company’s share capital prior to the capital reduction executed on 20 December 2007, have been acquired and subsequently cancelled;

D)                     As approved at the aforementioned Annual General Meeting of 27 April 2007, the share buyback resolution approved therein will remain in force until March 2008 and the Company will continue with the acquisitions of own shares as execution of such resolution, and it will cancel such shares until 28 March 2008. However, it is not expectable that these transactions will reach the total proposed amount of 2,1 billion Euros;

E)                       As disclosed to the market on 13 February 2008, the total amount corresponding to the part of the share buyback programme that had already been executed at such date was 1,434 million Euros;

F)                       In the execution of the share buyback programme, the Company has followed the applicable laws and regulations, including the Commission Regulation (EC) no. 2273/2003, of 22 December 2003, which sets up some exemptions to the market abuse rules, as well as the Portuguese Securities Commission recommendations on trading of own shares and similar transactions, notably not carrying out acquisitions at a price exceeding the highest of the last independent transaction and the highest independent offer and limiting such acquisitions to 25% of the daily average trading volume on the Eurolist by Euronext Lisbon;

G)                      Strictly following these rules and the general market conditions affected the Company’s ability to operate in the market in terms of daily acquisitions of own shares, and therefore the share buyback programme will be extended and continue to be executed in 2008;

H)                     In any event, in order to complete the aforementioned shareholder remuneration of 2.1 billion Euros through a share buyback programme, the Company shall approve a new resolution for the reduction of its share capital;

I)                          In order to implement the acquisition of own shares inherent to the share buyback programme, the Company will be in a position to use exclusively assets that, according to articles 32 and 33 of the Companies Code, may be distributed to the shareholders;

J)                         To the extent required, in mandatory terms, by subparagraph 2, b) of article 463 of the Portuguese Companies Code, the Company must create a special reserve in an amount equivalent to the par value of any own shares to be cancelled that may be acquired following this resolution;

We propose that it be resolved:

1)             To reduce the share capital in up to 3.077.400 Euros, equivalent to the cancellation of up to 102,580,000 own shares to be acquired by the company within the share buyback programme which is being implemented and was approved by the Board of Directors within the public tender offer that was launched for the Company’s shares, being such capital reduction intended for the special purpose of implementing the share buyback programme and corresponding release of capital in excess;

2)             To approve the acquisition of up to 102.580.000 ordinary own shares, or, if less, the number of ordinary own shares required to, together with the own shares which were acquired and cancelled as described in Whereas C) and D) above, reach the shareholder remuneration of 2.1 billion Euros through a share buyback programme, in any event to implement the share capital reduction approved under paragraph (1) above, such acquisition to be executed under the terms and conditions of such general resolution and the terms and conditions of the share buyback programme that was approved at the Annual General Meeting of 27 April 2007. These acquisition and quantities are additional and separate from those referred to in the general resolution on the acquisition and disposal of own shares approved under item 6 on the agenda and such acquisition and the corresponding reduction of the share capital must be executed until the end of December 2008;

3)             That the shares to be acquired under the foregoing paragraph 2 may include 50 class A shares, in the event that the relevant public shareholding entity(ies) intends to sell them, provided that this is made in compliance with the legal provisions applicable to such disposal, in which case the quantity of ordinary shares to be acquired shall be reduced to a number corresponding to the difference between the total number referred to in paragraph 2 and the quantity of class A shares that are acquired;

4)             That all other terms and conditions for the implementation of the share buyback and of the corresponding share capital reduction be established by the Board of Directors;

5)             To approve the creation, to the extent required, in a mandatory manner, by paragraph 2, b)

of article 463 of the Portuguese Companies Code, of a special reserve equivalent to the par value of the own shares to be cancelled that have been acquired in implementation of this resolution;

6)             That the Board of Directors be authorized to define the timing of implementation of this resolution with the implementation of the resolution under item 8 on the agenda, as well as with the issue of convertible bonds pursuant to the resolution approved under item 10 on the agenda of the General Meeting of Shareholders of 27 April 2007, with the amount of capital reduction as resolved herein being adjusted as necessary in order to comply with paragraph 5 of article 349 of the Portuguese Companies Code, in the event that when this resolution is implemented the bond issues referred to above have already been executed;

7)             To approve a possible readjustment of the conversion ratio of the convertible bonds that may be issued by the Company under item 8 on the agenda, as well as the convertible bonds that may be issued under item 10 on the agenda of the General Meeting of Shareholders of 27 April 2007, as provided for in the conditions for issuance of such bonds, to which this resolution may give rise, to be calculated and implemented by the Board of Directors;

8)             To modify, as a result of the capital reduction resolved herein and in proportion to such reduction and effective as from the date of the same, paragraphs 1 and 2, a) of article 4 of the Articles of Association, which shall read as follows:

“ARTICLE FOUR

Share Capital

1. The share capital shall be twenty seven million, six hundred ninety six thousand and six hundred Euros, fully paid up.

2. The share capital shall be represented by nine hundred and twenty three million, two hundred and twenty thousand shares in the par value of three Euro cents each, with the following distribution:

a) Nine hundred, twenty-three million, two hundred nineteen thousand, five hundred ordinary shares;

b) (…).

3. (…).

4. (…).”

9)             That the implementation of this proposal be subject to the existence of the necessary market conditions and financial and accounting situation;

10)          That the wording of paragraph 1 and subparagraph 2, a) of article 4 of the Articles of Association (and possibly subparagraph 2, b), in the event of actual acquisition of class A shares as provided for under paragraph 3 above), as now approved, be deemed automatically and proportionally adjusted in the event of the capital reduction mentioned in Whereas D) of this resolution has already been executed;

11)          That the wording of paragraph 1 and subparagraph 2, a) of article 4 of the Articles of Association (and possibly paragraph 2, b), in the event of actual acquisition of class A shares as provided for under paragraph 3 above), as now approved, be deemed automatically and proportionally adjusted in the event the capital reduction as actually implemented is smaller, or if, concerning subparagraph 2, b) of such Articles of Association, any class A shares are acquired or cancelled pursuant to this resolution.

Lisbon, 14 February de 2008.

The Board of Directors,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 19, 2008

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Prego
Nuno Prego
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.